Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010 USA Attention: Mr. Jeffrey Riedler	June 4, 2009
PartnerRe Ltd. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 27, 2009 File No. 001-14536

Dear Mr. Riedler

We submit this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) via your letter dated May 27, 2009, relating to Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) and Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) of PartnerRe Ltd. (the “Company”).

Set forth below are our responses to the Staff comments.  For your convenience, we have restated the comments from the Staff in italicized type and have followed each comment with our response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1- Business

General

We note that Aon and Marsh McLennan individually accounted for 10% or more of gross premiums written.  Please clarify whether you have agreements with these parties.  To the extent you have agreements with these parties, please describe the material terms of the agreements and file the agreements as exhibits.  Alternatively, provide us with an analysis supporting your determination that you are not substantially dependent on these agreements.

Aon Group and Marsh & McLennan Companies are reinsurance market brokers who provide brokerage services to the Company’s customers.  They represent the Company’s customers and serve as the conduit between the Company and its customers; however, they do not have any contractual relationship with the Company and so there are no contracts to disclose or file.  For your information, we note that we have included a risk factor regarding broker concentration on page 24 of the Form 10-K.

PartnerRe Ltd. Wellesley House South 90 Pitts Bay Road Pembroke HM 08 Bermuda	Phone +1 441 292 0888 Fax +1 441 292 7010 www.partnerre.com

Item 5 - Market for Registrant’s Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities, page 33

Please provide the high and low sale prices for your common stock for each quarter within the last two fiscal years, as required by Item 201(a)(ii) of Regulation S-K.  Please also provide a line graph comparing the yearly percentage change in your cumulative total shareholder return, as required by Item 201(e) of Regulation S-K.

In Note 20 to the Company’s Consolidated Financial Statements in Item 8 (on page 164) of the Form 10-K, we provide the high and low sale prices for the Company’s common shares for each quarter within the last two fiscal years in the last two rows of the “Unaudited Quarterly Financial Information” table.  The location of this data is disclosed by a cross-reference to Note 20 on page 33; we respectfully submit that this meets the requirements of Item 201(a)(ii) of Regulation S-K.

Instruction 7 to Item 201(e) of Regulation S-K states that the “information required by [Item 201(e)] need not be provided in any filings other than an annual report to security holders . . . .”  We provided a line graph on page 163 of the Company’s 2008 Annual Report that compares the Company’s cumulative shareholder return, including reinvestment of dividends, on the Company’s common shares to such return for Standard & Poor’s 500 Composite Stock Price Index and Standard & Poor’s 1500 Composite Property & Casualty Insurance Index for the period commencing on December 31, 2003 and ending on December 31, 2008.  We respectfully submit that this presentation satisfies the requirements of Item 201(e).

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 24

We note your statement that there were no related party transactions involving your directors, executive officers, or any of their immediate family members.  This statement appears to contradict the information provided in Note 19 to the Financial Statements.  Note 8 identifies transactions with Atradius N.V. and Delta Lloyd as related party transactions.  Please provide all information required by Item 404 of Regulation S-K, including the identity of your board members who hold positions with Atradius and Delta Lloyd, the dollar values involved in each transaction, and any other material information.  Additionally, file the agreements with these parties as exhibit.

We respectfully submit that the difference in the information provided in the Proxy Statement and Note 8 to the Financial Statements stems from differences in the rules governing each of those disclosures.  Instruction 6 to Item 404(a) of Regulation S-K states that a “person who has a position or relationship with a firm, corporation, or other entity that engages in a transaction with the registrant shall not be deemed to have an indirect material interest within the meaning of [Item 404(a)] where . . . [t]he interest arises only . . .  [f]rom such person’s position as a director of another corporation or organization that is a party to the transaction.”  Here, the interest of Jan H. Holsboer, the Company’s board member who is a supervisory director in Atradius N.V. and a director in Delta Lloyd, arises only from his position as a director for both Atradius N.V. and Delta Lloyd; therefore, we respectfully submit that we are not required to disclose our transactions with Atradius N.V. or Delta Lloyd as related party transactions pursuant to Item 404(a).

For the purposes of preparing the Company’s audited financial statements and the disclosure in Note 8, we considered the Company’s directors and executive officers to be related parties as defined in Statement of Financial Accounting Standards No. 57, Related Party Disclosures.  Accordingly, we provided these disclosures in Note 8 to the Company’s Consolidated Financial Statements in the Form 10-K.

While recognizing the differing disclosure requirements, in subsequent filings, we will include a cross reference in the Proxy Statement that refers to the Company’s audited financial statements and the disclosure in Note 8.

* * * * *

The Company recognizes and acknowledges the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this information addresses your comments relating to our disclosure.  Thank you for your attention to this matter.

If you have any questions or wish to discuss any part of this letter, please contact either myself at (203) 485-8150 or Ethan James of Davis Polk & Wardwell at (212) 450-4244.

Very truly yours

/s/ Laurie A. Desmet

Laurie A. Desmet
Chief Accounting Officer
PartnerRe Ltd.

cc:	Scot Foley, Division of Corporate Finance
Suzanne Hayes, Division of Corporate Finance